Exhibit 99.1

May 18, 2023

Globant Reports 2023 First Quarter Financial Results

Executing on Growth and Increasing Guidance

•	First quarter revenues of $472.4 million, up 17.7% year-over-year
•	IFRS Diluted EPS of $0.84 for the first quarter
•	Non-IFRS Diluted EPS of $1.28 for the first quarter

LUXEMBOURG / May 18, 2023 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months ended March 31, 2023.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First Quarter 2023 Financial Highlights

•	Revenues rose to $472.4 million, representing 17.7% year-over-year growth.
•	IFRS Gross Profit Margin was 35.6% compared to 38.0% in the first quarter of 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 39.5% in the first quarter of 2022.
•	IFRS Profit from Operations Margin was 9.4% compared to 12.6% in the first quarter of 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.1% compared to 16.8% in the first quarter of 2022.
•	IFRS Diluted EPS was $0.84 compared to $0.86 in the first quarter of 2022.
•	Non-IFRS Adjusted Diluted EPS was $1.28 compared to $1.19 in the first quarter of 2022.

Other Metrics as of and for the quarter ended March 31, 2023

•	Cash and cash equivalents and Short-term investments were $284.8 million as of March 31, 2023, a decrease of $56.1 million from $340.9 million as of December 31, 2022, driven mainly by payments of bonuses, investments in our platform business and inorganic expansion initiatives. As of March 31, 2023, our credit facility was fully undrawn.
•	Globant completed the first quarter of 2023 with 26,288 Globers, 24,496 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the first quarter of 2023 was as follows: 61.4% from North America (top country: US), 21.8% from Latin America (top country: Argentina), 13.4% from EMEA (top country: Spain) and 3.4% from Asia and Oceania (top country: India).
•	Globant’s top customer, top five customers and top ten customers for the first quarter of 2023 represented 9.4%, 24.5% and 34.8% of revenues, respectively.
•	During the twelve months ended March 31, 2023, Globant served a total of 1,342 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 276 accounts generating more than $1 million of annual revenues, compared to 206 for the same period one year ago.
•	In terms of currencies, 74.8% of Globant’s revenues for the first quarter of 2023 were denominated in US dollars.

“As we celebrate our 20th anniversary, we delivered a robust Q1 2023 performance, executing on all of our strategic growth pillars. We continue to thrive at supporting organizations in every stage, whether they are looking to enhance their user experience, or if they are seeking greater efficiency and productivity. Our recently launched studios keep expanding on this approach: our Create Studio will be key to deliver a full funnel digital marketing strategy to reach audiences, while our Commerce Studio will help our clients create the best commerce-enabled experiences,” said Martín Migoya, Globant’s CEO and Co-founder. “Also, AI continues to be a strong pillar for our company and our Globers. We’ve consolidated our AI-focused offering into our MINDS program to better service clients, and we are applying generative AI in our signature platforms MagnifAI and Augoor, to increase time-to-value and shorter production cycles for our clients, helping them unleash their full technology potential. Our unique positioning will enable us to continue delivering leading value for our clients over the long term.”

“Globant achieved industry-leading growth in the first quarter of 2023, with a 17.7% year-over-year revenue increase while meeting adjusted operating profit margin guidance. The company has also successfully executed M&A initiatives to expand its presence in the U.S. and Europe. Early-year trends indicate confidence in sequential growth for the second quarter of 2023, as well as a positive outlook for the rest of the year. Globant remains dedicated to revolutionizing businesses with digital transformation and cutting-edge AI advancements. Q1 results reveal strong growth and healthy profitability. The company’s strong balance sheet management and undrawn credit facility ensure sufficient funding for short-term growth plans,” explained Juan Urthiague, Globant’s CFO.

2023 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and the full year of 2023:

•	Second quarter 2023 Revenues are estimated to be at least $496.0 million, or 15.5% year-over-year growth.
•	Second quarter 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15-16%.
•	Second quarter 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.33 (assuming an average of 43.4 million diluted shares outstanding during the second quarter).
•	Fiscal year 2023 Revenues are estimated to be at least $2,074.0 million, implying at least 16.5% year-over-year revenue growth. This expected growth includes a neutral FX outlook.
•	Fiscal year 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-17%.
•	Fiscal year 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $5.71 (assuming an average of 43.4 million diluted shares outstanding during 2023).

Conference Call and Webcast

Martin Migoya, Globant’s CEO & co-founder, Juan Urthiague - CFO, Patricia Pomies - COO, and Diego Tártara - CTO, will discuss the first quarter 2023 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F1Q23EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 26,000 employees and we are present in more than 25 countries in 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of March 31, 2023 and December 31, 2022 and its condensed interim consolidated statement of comprehensive income for the three months ended March 31, 2023 and 2022, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three Months Ended
	March 31, 2023	March 31, 2022
Revenues	472,421	401,378
Cost of revenues	(304,124)	(248,967)
Gross profit	168,297	152,411

Selling, general and administrative expenses	(119,357)	(101,638)
Net impairment losses on financial assets	(4,717)	(37)
Profit from operations	44,223	50,736

Finance income	1,235	290
Finance expense	(4,172)	(4,029)
Other financial results, net	3,762	438
Financial results, net	825	(3,301)

Share of results of investment in associates	56	—
Other income and expenses, net	1,487	874
Profit before income tax	46,591	48,309

Income tax	(10,206)	(11,502)
Net income for the period	36,385	36,807

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	2,741	(2,435)
- Net change in fair value on financial assets measured at FVOCI	25	(1)
- Gains and losses on cash flow hedges	4,206	133
Total comprehensive income for the period	43,357	34,504

Net income attributable to:
Owners of the Company	36,419	36,623
Non-controlling interest	(34)	184
Net income for the period	36,385	36,807

Total comprehensive income for the period attributable to:
Owners of the Company	42,129	34,320
Non-controlling interest	1,228	184
Total comprehensive income for the period	43,357	34,504
Earnings per share
Basic	0.86	0.88
Diluted	0.84	0.86
Weighted average of outstanding shares (in thousands)
Basic	42,297	41,748
Diluted	43,237	42,741

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2023 and December 31, 2022

(In thousands of U.S. dollars, unaudited)

	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	254,025	292,457
Investments	30,819	48,408
Trade receivables	451,635	425,422
Other assets	14,660	15,197
Other receivables	74,487	70,212
Other financial assets	11,838	6,529
Total current assets	837,464	858,225

Non-current assets
Investments	1,513	1,513
Other assets	6,093	10,657
Other receivables	16,628	16,316
Deferred tax assets	53,088	46,574
Investment in associates	1,393	1,337
Other financial assets	34,632	34,978
Property and equipment	162,393	161,733
Intangible assets	187,866	181,612
Right-of-use assets	139,893	147,311
Goodwill	745,268	739,204
Total non-current assets	1,348,767	1,341,235
TOTAL ASSETS	2,186,231	2,199,460

LIABILITIES
Current liabilities
Trade payables	76,060	88,648
Payroll and social security taxes payable	200,580	203,819
Borrowings	754	2,838
Other financial liabilities	32,644	59,316
Lease liabilities	37,638	37,681
Tax liabilities	21,507	23,454
Income tax payable	11,048	11,276
Other liabilities	1,532	808
Total current liabilities	381,763	427,840

Non-current liabilities
Trade payables	3,234	5,445
Borrowings	54	861
Other financial liabilities	54,328	82,222
Lease liabilities	92,438	97,457
Deferred tax liabilities	5,353	11,291
Income tax payable	10,993	—
Payroll and social security taxes payable	3,145	4,316
Provisions for contingencies	12,184	13,615
Total non-current liabilities	181,729	215,207
TOTAL LIABILITIES	563,492	643,047

Capital and reserves
Issued capital	50,797	50,724
Additional paid-in capital	974,690	950,520
Other reserves	(25,270)	(32,242)
Retained earnings	574,970	538,551
Total equity attributable to owners of the Company	1,575,187	1,507,553
Non-controlling interests	47,552	48,860
Total equity	1,622,739	1,556,413
TOTAL EQUITY AND LIABILITIES	2,186,231	2,199,460

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
Net Income for the period	36,385	36,807
Non-cash adjustments, taxes and others	46,218	39,806
Changes in working capital	(48,776)	(99,276)
Cash flows from operating activities	33,827	(22,663)
Capital expenditures	(35,610)	(22,673)
Cash flows from investing activities	(46,880)	(51,148)
Cash flows from financing activities	(25,960)	(13,492)
Net decrease in cash & cash equivalents	(39,013)	(87,303)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	March 31, 2023	March 31, 2022
Reconciliation of adjusted gross profit
Gross Profit	168,297	152,411
Depreciation and amortization expense	6,432	5,218
Share-based compensation expense - Equity settled	5,590	800
Adjusted gross profit	180,319	158,429
Adjusted gross profit margin	38.2%	39.5%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(119,357)	(101,638)
Depreciation and amortization expense	19,779	14,155
Share-based compensation expense - Equity settled	11,130	10,361
Acquisition-related charges (a)	4,548	2,477
Adjusted selling, general and administrative expenses	(83,900)	(74,645)
Adjusted selling, general and administrative expenses as % of revenues	(17.8)%	(18.6)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	44,223	50,736
Share-based compensation expense - Equity settled	16,720	11,161
Acquisition-related charges (a)	10,415	5,640
Adjusted Profit from Operations	71,358	67,537
Adjusted Profit from Operations margin	15.1%	16.8%

Reconciliation of Net income for the period
Net income for the period	36,419	36,623
Share-based compensation expense - Equity settled	16,720	11,161
Acquisition-related charges (a)	9,872	6,309
Tax effect of non-IFRS adjustments	(7,607)	(3,293)
Adjusted Net income	55,404	50,800
Adjusted Net income margin	11.7%	12.7%

Calculation of Adjusted Diluted EPS
Adjusted Net income	55,404	50,800
Diluted shares	43,237	42,741
Adjusted Diluted EPS	1.28	1.19

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023
Total Employees	24,504	25,924	26,541	27,122	26,288
IT Professionals	23,158	24,410	24,922	25,331	24,496

North America Revenues %	64.1	64.5	64.9	61.7	61.4
Latin America Revenues %	23.5	23.8	21.9	22.7	21.8
EMEA Revenues %	10.1	9.7	10.0	11.9	13.4
Asia and Oceania Revenues %	2.3	2.0	3.2	3.7	3.4

USD Revenues %	80.6	79.0	81.2	77.5	74.8
Other Currencies Revenues %	19.4	21.0	18.8	22.5	25.2

Top Customer %	11.0	10.5	10.7	10.8	9.4
Top 5 Customers %	28.0	25.7	24.7	25.1	24.5
Top 10 Customers %	38.6	36.7	34.5	34.3	34.8

Customers Served (Last Twelve Months)*	982	1,043	1,114	1,249	1,342
Customers with >$1M in Revenues (Last Twelve Months)	206	233	255	259	276

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant